FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

April 18, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is April 18, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer commences district-wide exploration program at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports that on May 1, 2012, it will be commencing two major field drill programs consisting of district-wide exploration and condemnation drilling at the Issuer’s 100% controlled Livengood Gold Project near Fairbanks, Alaska. Results from the drill programs are expected throughout the summer and fall of 2012.

The Issuer plans to drill 3,000 metres in 10 core holes as part of its initial district-wide exploration program focused on making new discoveries in the Issuer’s 145 km2 land package. Prior drilling, mapping and surface geochemical sampling conducted in 2010 had identified an area northeast of the Money Knob deposit where faults, dikes and anomalous gold coincide, indicating an area of potentially significant mineralization. An initial three holes are planned to target the area to assess the extent of the mineralization (see Figure 1 below). Subsequent exploration drill sites are contingent on the results of the initial holes.

In addition, a 40-hole, 6,000-metre program of condemnation drilling will be carried out to either sterilize or establish the presence of significant mineralization in the area surrounding the Money Knob deposit and extending northeast towards existing mineralized exploration drill holes. The purpose of the condemnation drilling program is to determine appropriate areas for infrastructure development.

Figure 1: Map showing distribution of regional geotechnical and exploration holes at
Livengood, whether they intersect gold mineralization, and the locations of proposed condemnation and exploration core holes for the 2012 program.

In separate news, the Issuer confirmed today that the report of the Issuer’s independent public accounting firm on its audited consolidated financial statements for the seven month period ended December 31, 2011 and for the year ended May 31, 2011, as filed with certain Canadian regulatory authorities and with the United States Securities and Exchange Commission in the Issuer’s annual report on Form 40-F, on March 26, 2012, contained an “emphasis of matter” paragraph in relation to a going concern explanatory note. The note did not modify the report of the independent auditor, but instead draws attention to Note 1 of the Issuer’s audited consolidated financial statements which describe certain material uncertainties related to the ability of the Issuer to continue as a going concern. Under rules of the NYSE Amex the inclusion of such a paragraph is required to be announced. As disclosed in Note 1 to the Issuer’s audited consolidated financial statements, the Issuer’s current working capital is considered sufficient to fund its operations and exploration program for the current fiscal year.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the identification of additional deposits on the Issuer’s Livengood land package, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

April 19, 2012